UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69224

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heikkinen Energy Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2322 Bissonet Street, Suite 4
(No. and Street)

Houston	TX	77005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Heikkinen 713-955-5330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner, Stone & Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

12700 Park Central Dr., STE 1400	Dallas	TX	75251
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State of Texas,
County of Harris

OATH OR AFFIRMATION

I, David Heikkinen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heikkinen Energy Securities, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SHANNON THURMOND
Notary Public, State of Texas
Comm. Expires 02-27-2021
Notary ID 12931712-1

Signature

Chief Executive Officer
Title

Shannon Thurmond
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x

Heikkinen Energy Securities, LLC

Financial Statements

and

Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2019

TABLE OF CONTENTS



Your Vision Our Focus

Report of Independent Registered Public Accounting Firm

To the Member of Heikkinen Energy Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Heikkinen Energy Securities, LLC (the "Company") as of December 31, 2019 and the related statements of operations and member's capital and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com



INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Turner Stan & Company L.L.P.

Certified Public Accountants

We have served as the Company's auditor since 2019.

February 26, 2020

HEIKKINEN ENERGY SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

Assets

Current assets:

Cash	$	2,226,248
Accounts receivable		346,944
Receivable from clearing broker/dealer		92,113
Clearing deposit		250,000
Prepaids and deposits		113,739
Total current assets		3,029,044

Furniture, fixtures and equipment, at cost:

Capitalized cost		14,884
Furniture and equipment		162,845
Software		2,901
Right of use asset		39,787
Less accumulated depreciation		(167,516)
Total furniture, fixtures and equipment, net		52,901
Total assets	$	3,081,945

Liabilities and Member's Capital

Current liabilities:

Accounts payable and accrued liabilities	$	179,322
Due to affiliate		1,613
Right of use liability		39,787
Deferred Income		12,500
Accrued state income tax		24,877
Total current liabilities		258,099
Member's capital		2,823,846
Total liabilities and member's capital	$	3,081,945

The accompanying notes are an integral part of the financial statements.

HEIKKINEN ENERGY SECURITIES, LLC
STATEMENT OF OPERATIONS AND MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues		
Commissons income	$	2,096,233
Success fee income		1,023,923
Consulting and research fees		4,313,450
Reimbursed income		68,763
		7,502,369
Costs and expenses:		
Travel and entertainment		219,757
Clearing Expenses		264,805
Salaries and benefits		3,763,710
Technology and communication expenses		323,226
General, administrative, regulatory and miscellaneous expense		2,070,766
Legal and professional fees		115,689
Occupancy expense		244,983
Depreciation and amortization expense		122,723
Total costs and expenses		7,125,659
Other income (expense):		
Gain/Loss on sale of asset		56,407
Interest Income		13,223
		69,630
Net income		446,340
Member's capital, beginning of year		3,132,506
Member's distribution		(755,000)
Member's capital, end of year	$	2,823,846

The accompanying notes are an integral part of the financial statements.

HEIKKINEN ENERGY SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

OPERATING ACTIVITIES		
Net income	$	446,340
Depreciation and amortization		122,723
Gain on disposal		(56,407)
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Changes in operating assets and liabilities		
Accounts receivable		(278,258)
Prepaids and deposits		(5,526)
Due from affiliate		20,960
Accounts payable and accrued liabilities		153,048
Lease liability, current		(30,258)
Due to affiliate		1,613
Net cash provided by Operating Activities		374,235
INVESTING ACTIVITIES		
Purchase of fixed assets		(23,885)
Proceeds from sale of fixed asset		57,001
Net cash provided by Investing Activities		33,116
FINANCING ACTIVITIES		
Member's distribution		(755,000)
Net cash used in Financing Activities		(755,000)
Net cash decrease		(347,649)
Cash at beginning of year		2,573,897
Cash at end of year	$	2,226,248
NON-CASH INVESTING AND FINANCING		
Right of use asset		45,000
Lease liability		(45,000)
Supplemental disclosure:		
Income tax paid	$	2,550
Interest paid	$	-

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business and operations

CDH Securities (the "Company") changed its name to Heikkinen Energy Securities, LLC on October 14, 2015. It is a Texas LLC formed in December 2012 and is a limited broker-dealer registered with the Securities and Exchange Commission ("SEC") under rule 15c3-3(k)(2)(ii) and is a member of the Financial Industry Regulatory Authority ("FINRA") and Security Investors Protection Corporation ("SIPC"). As a limited broker-dealer, the Company will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to customers.

The Company is a wholly owned subsidiary of Heikkinen Energy Advisors LLC (the "Parent").

The Company provides investment banking, financial advice, equity research and sales to the energy and institutional investment industries. The Company also participates in the underwriting of securities offered for sale in public markets. The Company is based in Houston, Texas, and maintains branch offices in New Orleans, Louisiana and Dallas, Texas. At December 31, 2019, the Company was registered as a limited broker-dealer in several states.

The Company does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Company is exempt under SEC Rule 15c3-3(k)(2)(ii) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash flows

For purposes of the statement of cash flows, cash includes demand deposits, time deposits, certificates of deposit and short-term liquid investments with original maturities of three months or less when purchased. The Company maintains deposits in a financial institution. At December 31, 2019, the Federal Deposit Insurance Corporation (FDIC) provided insurance coverage of up to $250,000, per depositor, per institution. At December 31, 2019, the Company's cash was $1,976,248 in excess of federally insured limits.

Furniture, fixtures and equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation of furniture, fixtures and equipment being provided using the straight-line method for financial reporting purposes over estimated useful lives of five to seven years and using accelerated methods for tax reporting purposes.

Revenue recognition

In 2019 the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company earns fees and commissions in connection with the placement and advisory services it provides and recognizes revenue when the Company has completed its contractual obligations and collection is reasonably assured.

Investment Banking Revenue
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees, underwriting fees and sales concessions are recorded on offering date. The Company earns fees and commissions in connection with the placement services it provides and recognizes revenue when the Company has completed its contractual obligations and collection is reasonably assured.

Commission Income
Revenues are comprised of commissions on trade executions for retail customers. Commissions on such transactions are recorded on a trade date basis as is the related expense. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Success Fee Income
Revenue is recognized when security deals are closed, securities are exchanged and all elements of contractual fulfillment are met.

Success Fee revenues include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Success Fees from securities related transactions are recognized when earned under the respective agreements.

Research Revenue

The Company provides research on the oil and gas exploration and production industry and related equity on a daily basis. The Company also produces research on topical issues within the energy sector. Recipients of this research compensate the Company for these market insights by direct payment, or through third-party commission sharing agreements. Direct payments and commission sharing payments are recorded as revenue when an invoice is requested by the customer or when cash is received, whichever occurs first.

Deferred Revenue

Deferred revenue represents revenues collected but not earned as of December 31, 2019. This is primarily composed of revenue for research. If the subscription period is conducted over the year-end, deferred revenue is recorded for all revenue related to fulfillment of subscriptions in the next fiscal year.

Fair value of financial instruments

In accordance with the reporting requirements of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 825, *Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this standard and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at December 31, 2019, nor gains or losses reported in the statement of operations and member's capital that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held during the year ended December 31, 2019.

Fair value measurements

ASC Topic 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the customer's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Recent accounting pronouncements

During the year ended December 31, 2019 and through February 26, 2020, there were several new accounting pronouncements issued by the FASB. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, which replaces the existing guidance in ASC 840, Leases. The new standard establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than twelve months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. The company adopted the new standard on January 1, 2019 using the modified retrospective method described within ASC 842. The adoption did not have a material effect on the Company's beginning retained earnings but did have a material impact on the way leases are recorded, presented and disclosed on the Company's financial statements.

Subsequent events

In preparing the financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2019, up until the issuance of the financial statements, which occurred on February 26, 2020.

2. TRANSACTIONS WITH RELATED PARTY

The Company incurred monthly incremental expenses on behalf of Blue Wave Oil and Gas totaling $24,784 for the year ended December 31, 2019.

The Company had related party payables with Heikkinen Energy Advisors and Advisor Energy in the amounts of $1,613 and $25,875 respectively for the year ended December 31, 2019.

Related Party Revenue
The Company invoices Blue Wave in arrears monthly for the incurred expenses. The Blue Wave Reimburse Expense Income totaled $24,696 for the year ending December 31, 2019.

3. DUE FROM CLEARING BROKER:

The Company has a clearing agreement with a clearing broker, which will provide the clearing and depository operations for the Company's security transactions. Pursuant to the clearing agreement, the Company is obligated to maintain a deposit of $250,000. This deposit is included in the clearing deposit in the statement of financial condition. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

4. COMMITMENTS AND CONTINGENCIES:

Operating lease

The Company leases its office space under the terms of an operating lease, which expires on November 12, 2020. For the year ended December 31, 2019, rent expense totaled $244,983 and included maintenance, and other costs as required by the Company's lease.

A right-of-use asset and operating lease liability has been recorded with the adoption of Topic 842, pertaining to this office lease. Due to the short-term nature of the lease an incremental interest rate was not utilized. Operating lease expense is recognized on a straight-line basis over the lease term. Operating lease expense for the initial lease totaled $121,587 and the operating lease expense for the current lease totaled $6,113 for the year ended December 31, 2019.

5.   INCOME TAXES:

The Company is organized as a limited liability company under the provisions of the Internal Revenue Code of 1986 as amended. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income tax liabilities. Instead, its earnings and losses are included in the Member's income tax return and are taxed based on the Parent's income tax rate.

6.   NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company was in compliance with $258,099 of aggregate indebtedness and net capital of $2,349,365.

7.   REVOLVING LINE OF CREDIT – SUBORDINATED DEBT:

The Company has a revolving line of credit with its bank bearing variable interest rate determined at the date of each advance at the rate agreed upon between the lender and the Company. The revolving line of credit matures November 1, 2020. The credit facility allows borrowings up to $3,000,000. This obligation is secured by personal guarantees of the Company's officers. At December 31, 2019, there were no advances against the line of credit.

The lender irrevocably agrees that the obligations of the Broker/Dealer under this agreement with respect to the payment of principal and interest are and shall be fully and irrevocably subordinated in the right of payment and subject to the prior payment or provision for payment if full of all claims of all other present and future creditors of the Company whose claims are not similarly subordinated.

8.   RISKS AND CONCENTRATIONS:

The Company maintains all of its cash in a major bank, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

HEIKKINEN ENERGY SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

9.   RULE 15c3-3 EXEMPTION:

The Company does not hold customer funds or securities and is, therefore, exempt under Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

Customer concentrations

For the year ended December 31, 2019, the Company had the following customer concentrations with respect to its revenues:

	Sales	Accounts Receivable
Customer 1	28%	21%
Customer 2	*	22%
Customer 3	*	11%
Customer 4	*	11%

*amount less than 10%

HEIKKINEN ENERGY SECURITIES, LLC
SCHEDULE I
DECEMBER 31, 2019

Net capital requirement, the greater of:			$	100,000
1/15% of aggregate indebtedness	$	14,554		
Minimum dollar requirement		100,000		
Net capital				2,349,365
Excess net capital			$	2,249,365
Aggregate indebtedness				258,099
Ratio of aggregate indebtedness to net capital				9.29%
Ratio of subordinated indebtedness to debt/equity total				-
120% of required net capital				120,000
Net capital in excess of 120% of required net capital			$	2,229,365
Total assets			$	3,081,945
Less: total liabilities				258,099
Net worth				2,823,846
Deductions from and/or charges to net worth				
Total non-allowable assets	$	473,796		
Other deductions or charges		-		
Excess Fidelity Bond Deductible		-		
Total deductions from net worth				473,796
Net capital before haircuts on securities positions				2,350,050
Haircuts on certificates of deposit and				
commercial paper		-		
Other securities		685		
Other positions		-		
Undue concentrations		-		
Total haircuts of securities				685
Net capital			$	2,349,365

There are no material differences between the amounts presented above and the amounts reported on the Company's FOCUS report as of December 31, 2019.



Your Vision Our Focus

Report of Independent Registered Public Accounting Firm

To the Member of
Heikkinen Energy Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Heikkinen Energy Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Heikkinen Energy Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3, specifically 17 C.F.R. §240.15c3-3(k)(2)(i) (the exemption provisions) and (2) Heikkinen Energy Securities, LLC stated that Heikkinen Energy Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Heikkinen Energy Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Heikkinen Energy Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Turner Stone & Company L.L.P.

Certified Public Accountants
February 26, 2020

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

INAA
GROUP
INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

Heikkinen Energy Securities, LLC.

2322 Bissonet Street, Suite 4 / Houston, Texas 77005
713-955-5330

Heikkinen Energy Securities, LLC. Assertions

Heikkinen Energy Securities, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3*(k)*(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Heikkinen Energy Securities, LLC.

I, David Heikkinen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



David Heikkinen, Chief Executive Officer
January 4, 2020